Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Inception to	For the Years Ended December 31,					Nine Months Ended September 30,
(in thousands, except for ratios)	December 31, 2006	2007	2008	2009	2010	Pro Forma 2010	2011	Pro Forma 2011
Earnings:
Net earnings	$(1,841)	$(6,051)	$(192,047)	$(184,495)	$86,248	$63,066	$103,988	$94,750
Provision for income taxes	—	(1,405)	(53,729)	(74,006)	(25,812)	(38,852)	58,579	53,297
Fixed charges	39	2,119	4,543	7,618	18,675	52,296	35,392	49,523
Total	$(1,802)	$(5,337)	$(241,233)	$(250,883)	$79,111	$76,510	$197,959	$197,570

Fixed Charges:
Interest expense (gross of interest income)	$—	$2,030	$4,290	$6,918	$16,350	$52,104	$32,247	$46,378
Amortization of deferred loan costs	—	16	120	546	2,132	2,600	2,815	3,205
Interest component of rental expense	39	73	133	154	193	193	330	330
Total	$39	$2,119	$4,543	$7,618	$18,675	$52,296	$35,392	$49,523

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	4.2	1.4	5.6	4.0